Exhibit 12.1

LaserCard Corporation
Computation of Ratio of Earnings to Fixed Charges
(In thousands)

			Fiscal Years Ended March 31,
	Nine Months Ended December 31, 2006		2006	2005		2004		2003	2002
Earnings available to cover fixed charges:
Pre-tax income (loss)	$(5,534)		$1,237	$(8,762)		$(5,338)		$3,802	$2,413
Plus: Fixed charges	472		625	721		238		117	196
Earnings available to cover fixed charges	(5,062)		1,862	(8,041)		(5,100)		3,919	2,609

Fixed charges: (a)
Interest expense	95		80	128		93		—	1
Estimate of interest within rental expense	377		545	593		145		117	195
Total fixed charges	472		625	721		238		117	196

Ratio of Earnings to Fixed Charges	—	(b)	2.98	—	(c)	—	(d)	33.53	13.28
Preference dividends	—		—	—		—		—	—

Combined preference dividends and fixed charges	$472		$625	$721		$238		$117	$196

Ratio of Earnings to Combined Preference Dividends and Fixed Charges	—	(b)	2.98	—	(c)	—	(d)	33.53	13.28

(a)	Fixed charges primarily represent the interest factor associated with certain operating leases which approximate 31% of the related total operating lease expense.

(b)	Earnings in the nine months ended December 31, 2006, were inadequate to cover fixed charges. The coverage deficiency was approximately $5.5 million.

(c)	Earnings in fiscal year 2005 were inadequate to cover fixed charges. The coverage deficiency was approximately $8.8 million.

(d)	Earnings in fiscal year 2004 were inadequate to cover fixed charges. The coverage deficiency was approximately $5.3 million.